SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 26TH, 2008

DATE, TIME AND PLACE: May 26th, 2008, at 03:00pm, in the City and State of São Paulo.

ATTENDANCE: Messrs. Giorgio della Seta Ferrari Corbelli Greco, Isaac Selim Sutton and Josino de Almeida Fonseca attended the meeting. Messrs. Stefano Ciurli, Mario Cesar Pereira de Araujo, Francesco Saverio Locati and Maílson Ferreira da Nóbrega attended the meeting by means of conference call, as provided for in section 29, § 2nd, of the Company’s By-Laws, all of them, jointly, representing the totality of the effective members of the Company’s Board of Directors. Mr. Gianandrea Castelli Rivolta, Chief Financial Officer and Investors Relations Officer of the Company also attended the meeting.

BOARD: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; and Mrs. Alessandra Catanante – Secretary.

AGENDA: (1) examine, discuss and approve the execution of a long term financing agreement between the European Investment Bank (“EIB”), TIM Celular S.A. and TIM Nordeste S.A., with the consent of TIM Participações S.A.; and (2) examine, discuss and approve the execution of guaranty agreements with first class banks for the financing agreement referred above.

RESOLUTIONS: Upon review and discussion of the matters included in the Agenda, the Board Members decided to, by unanimous votes and with no restrictions: (1) approve the execution of a long term financing agreement, between the European Investment Bank (“EIB”), TIM Celular S.A. and TIM Nordeste S.A., with the consent of TIM Participações S.A., in the value of € 200,000,000.00 (two hundred million euros), pursuant to the documents presented and filed in the Company’s headquarters. The Board members requested to be informed about the details at the moment of the disbursement, and that, therefore, such disbursement shall be subject to prior approval of the Board of Directors; (2) approve the execution, by the Company, of guaranty agreements with a bank that shall be selected by the Company for the covering of the financing agreement executed with the EIB. The guaranty agreement shall be made for the entire amount and term of the financing agreement. In this way, the Company’s Board of Officers, as well as its subsidiaries` Board of Officers, are authorized to practice all the acts and take all the necessary and mandatory measures to the execution of the related agreements and operations, including (i) the execution of the agreements and authorization statements that shall be necessary, by any of the officers and/or attorneys-in-fact of the Company, duly designated and with specific powers, as well as by the officers and/or attorneys-in-fact of its subsidiaries, respectively; and (ii) the authorization to the officers of the Company and of its subsidiaries to issue powers of attorney, with special powers related to the agreements referred in (1) and (2) above, to the Messrs. Oscare Cicchetti, Francesco Tanzi, Francesco Mancini and Gianandrea Castelli Rivolta.

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CLOSING: With no further issues to discuss, the meeting was closed and these minutes were drafted, as summary, and read, approved and signed by the attending Board Members.

São Paulo (SP), May 26th, 2008.

GIORGIO DELLA SETA FERRARI CORBELLI GRECO	ALESSANDRA CATANANTE
Chairman	Secretary
MARIO CESAR PEREIRA DE ARAUJO	STEFANO CIURLI
Board Member	Board Member
FRANCESCO SAVERIO LOCATI	ISAAC SELIM SUTTON
Board Member	Board Member
MA¥LSON FERREIRA DA NÓBREGA	JOSINO DE ALMEIDA FONSECA
Board Member	Board Member

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 3, 2008	By:	/s/ Gianandrea Castelli Rivolta

Name: Gianandrea Castelli Rivolta
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.